SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F __________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 ________)

On July 10, 2002, Pacific Internet Limited issued the attached press release.

Pacific Internet

Press Release

For Immediate Release

Pacific Internet Subsidiary Launches BizVoice Solution In Hong Kong

Solution tailor-made for corporate customers, from SMEs to large enterprises

Singapore, 10 July 2002 - Pacific Internet (Nasdaq: PCNTF), a leading Internet Service Provider in Asia, today announced that its wholly owned subsidiary Pacific Supernet in Hong Kong, has launched a new solution named *BizVoice,* specially tailored to meet the communication needs of today's businesses.

With this solution, companies based in Hong Kong will be able to transmit enhanced voice, data and faxes via their existing data networks. Although they only pay a fixed flat rate, the solution allows unlimited communications between their regional offices located in Hong Kong and China. The newly launched service will initially offer connectivity between customers' regional offices located in Guangdong and Hong Kong, with plans to extend coverage to customers' regional offices in other parts of China.

Compared with conventional VoIP services currently available in the market, the *BizVoice* solution offers a unique cost-effective option for customers to deploy dedicated VoIP services via their existing enterprise networks to reduce long-distance telephony charges incurred when communicating with domestic or regional branch offices.

The solution is designed to be flexible and scalable to support a full range of connectivity modes from Broadband, Leased Line and IPLC, combined with IP-VPN to ensure secure voice and data exchange. *BizVoice* is suitable for businesses of all sizes, from Small-to-Medium Enterprises (SMEs) to large multi-national companies looking for a means to extend domestic and regional intra-company communications via existing corporate networks.

For companies looking to deploy such a solution regionally, it is generally advisable to use IPLC and IP VPN to ensure a secure and stable connection. With a dedicated IP bandwidth connection between China and Hong Kong, users can ride on the broadband network while enjoying the better quality of voice and data transmission. With QoS (Quality of service) management from Pacific Supernet, voice quality is further enhanced by prioritizing voice transmission over data.

- More -

Pacific Internet Limited
89 Science Park Drive, #02-05/06 The Rutherford, Singapore 118261
Tel: 65-6872 0322 Fax: 6872 5912
Singapore • Hong Kong • Philippines • Australia • India • Thailand

3

"Dedicated bandwidth to China allows a more stable connection to transfer voice, data and faxes, thus making deployment of VoIP via broadband feasible. Additionally, this solution is easy to use and has a single-stage dialing similar to dialing an internal extension across the border." said Eddy Kuk, Managing Director, Pacific Supernet.

The package includes rental of a VoIP gateway and the entire equipment set-up is highly compatible with different models of routers and telephone systems that businesses are currently using. There is no additional up-front purchase of hardware and users can use existing equipment so as not to incur additional capital investment.

"We understand how important it is to have good communications with overseas trading partners and colleagues, and how costly it could be. The new *BizVoice Solution* provides a high quality and cost-effective option to users. As part of the Pacific Internet Group, spanning across six countries in Asia, Pacific Supernet is in a unique position to provide a comprehensive suite of access and application services to enhance intra-company communications across the region to companies in Hong Kong, enabling enterprises to deploy secure mission-critical applications and voice services", Kuk added.

Pacific Supernet offers 24x7 Technical Support for the *BizVoice* solution, backed by its team of experienced network engineers. Users are assured of a Service Level Agreement, as well as maintenance services available both in Hong Kong and China.

"The introduction of this *BizVoice* solution strengthens our leading position as an end-to-end Internet Services Provider in Hong Kong. Coupled with our existing connectivity services, users will greatly benefit from the vast potential of the Internet." Kuk concluded.

- Ends -

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. We have won a series of accolades and awards over the years, which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong, and won the "Best ISP in Singapore" award in 1997, 1998 and 1999 from ComputerWorld. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to www.pacific.net.sg

About Pacific Supernet Limited

Pacific Supernet is a wholly owned subsidiary of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF), the largest regional ISP in the Asia-Pacific by geographic reach, spanning six countries, Hong Kong, Singapore, Australia, Philippines, Thailand and India. Pacific Supernet offers broadband and dial-up Internet access, web hosting, web consulting and a series of value-added services in order to provide total solutions for both corporate and consumer customers in Hong Kong. A pioneer ISP, founded in 1993, Pacific Supernet has grown into one of the territory's leading Internet service providers recognised through a variety of local and regional awards. For more information please go to http://www.pacific.net.hk

For media enquiries, please contact:	**For investor enquiries, please contact:**
Jacqueline Yeo Manager, Regional Marketing and PR Pacific Internet Limited Mobile phone: (65) 9877 2164 Direct: (65) 6771 0423 E-mail: jacqueline.yeo@pacific.net.sg	Khoo Seok Teng Manager, Investor Relations Pacific Internet Limited Mobile phone: (65) 9623 1567 Direct: (65) 6771 0735 E-mail: seokteng@pacific.net.sg

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________

Name: Tan Tong Hai

Title: President and Chief Executive Officer

Date: **July 10**, **2002**